Exhibit 99.27

CRESCO LABS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 29, 2020

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of the holders (the “Shareholders”) of Subordinate Voting Shares, Proportionate Voting Shares and Super Voting Shares (collectively, the “Voting Shares”) of Cresco Labs Inc. (“Cresco” or the “Corporation”) will be held at Aon Center, Randolph Training Room, 200 East Randolph St., Suite 5100, Chicago, Illinois at 10:00 a.m. (Central Daylight Time) on June 29, 2020 and will be available by teleconference toll free within North America at 1.800.901.0218 and outside of North America at 1.719.234.0223, Meeting ID: 499 321 5764. The Meeting will be held for the following purposes:

1.	to receive and consider the Corporation’s financial statements for the years ended December 31, 2019 and 2018, together with the auditor’s report thereon (collectively, the “Financial Statements”);

2.	to set the number of directors of the Corporation at ten, subject to permitted increases under the articles of the Corporation or otherwise;

3.	to elect the directors of the Corporation to serve until the next annual meeting of Shareholders or until their successors are elected or appointed;

4.	to appoint Marcum LLP as independent auditor of the Corporation to hold office until the next annual meeting of Shareholders and to authorize the directors to fix the remuneration thereof;

5.

to consider and, if deemed advisable, to pass a special resolution to amend the authorized share structure and articles of the Corporation by creating a new class of Special Subordinate Voting Shares and to vary the special rights and restrictions attached to the Subordinate Voting Shares, Proportionate Voting Shares and Super Voting Shares to reflect the creation of the Special Subordinate Voting Shares; and

6.	to transact any other business as may properly be brought before the Meeting or any adjournment(s) or postponement thereof.

The details of all matters proposed to be put before the Shareholders at the Meeting are set forth in the management information circular accompanying this Notice of Annual and Special Meeting (the “Information Circular”).

The record date for determination of the Shareholders entitled to receive notice of and to vote at the Meeting is May 11, 2020 (the “Record Date”). All Shareholders of record as at the close of business on the Record Date are entitled to attend, participate and vote at the Meeting or by proxy.

Due to the ongoing concerns related to the spread of the coronavirus (COVID-19) and in order to protect the health and safety of Shareholders, employees, other stakeholders and the community, Shareholders are strongly encouraged to listen to the Meeting via teleconference instead of attending the Meeting in person and to vote on the matters before the Meeting by proxy, appointing the person designated by management in the proxy form or voting instruction form.

A Shareholder who wishes to appoint a person other than the management nominees identified on the form of proxy or voting instruction form, to represent him, her or it at the Meeting may do so by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. In order to be valid and acted upon at the Meeting, completed proxies or votes must be received by Odyssey Trust Company by 10:00 a.m. (Central Daylight Time) on June 25, 2020 or, in the case of any adjournment or postponement of the Meeting, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the adjourned or postponed Meeting. A person appointed as proxyholder need not be a Shareholder. See the Information Circular for further instructions.

Shareholders should follow the instructions on the forms they receive and if they have any questions contact their intermediaries or Odyssey Trust Company, the Corporation’s transfer agent, toll free within North America at 1.800.517.4553, outside of North America at 1.587.885.0960 or by e-mail at proxy@odysseytrust.com.

We ask that Shareholders also review and follow the instructions of any regional health authorities of the State of Illinois, including the City of Chicago and any other health authority holding jurisdiction over the areas you must travel through to attend the Meeting. Please do not attend the Meeting in person if you are experiencing any cold or flu-like symptoms, or if you or someone with whom you have been in close contact has travelled to/from outside of the United States or Canada within the 14 days immediately prior to the Meeting. All Shareholders are strongly encouraged to vote by submitting their completed form of proxy (or voting instruction form) prior to the Meeting by one of the means described in the Information Circular accompanying this Notice.

The Corporation reserves the right to take any additional pre-cautionary measures deemed to be appropriate, necessary or advisable in relation to the Meeting in response to further developments in the COVID-19 outbreak and in order to ensure compliance with federal, state and local laws and orders, including without limitation: (i) holding the Meeting virtually or by providing a webcast of the Meeting; (ii) hosting the Meeting solely by means of remote communication; (iii) changing the Meeting date and/or changing the means of holding the Meeting; (iv) denying access to persons who exhibit cold or flu-like symptoms, or who have, or have been in close contact with someone who has, travelled to/from outside of the United States or Canada within the 14 days immediately prior to the Meeting; and (v) such other measures as may be recommended by public health authorities in connection with gatherings of persons such as the Meeting. Should any such changes to the Meeting format occur, the Corporation will announce any and all of these changes by way of news release, which will be filed under the Corporation’s profile on SEDAR at www.sedar.com as well as on our Corporation website at www.crescolabs.com. We strongly recommend you check the Corporation’s website prior to the Meeting for the most current information. In the event of any changes to the Meeting format due to the COVID-19 outbreak, the Corporation will not prepare or mail amended materials in respect of the Meeting.

This Information Circular will be available on Cresco’s website at www.investors.crescolabs.com as of June 3, 2020 and will remain on the website for one full year thereafter. This Notice, the Financial Statements, the form of proxy and the Information Circular will also be available on SEDAR at www.sedar.com.

DATED as of the 3rd day of June, 2020.

Yours truly,

(signed) “Thomas J. Manning”
Thomas J. Manning
Executive Chairman of the Board

ii